                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 4

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                EASYRIDERS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                   277848107
                                 (CUSIP Number)

                                 Joseph Teresi
                              28210 Dorothy Drive
                         Agoura Hills, California 91301
                           Telephone: (818) 889-8740
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 14, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                              CUSIP NO.  277848107

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)
    Joseph Teresi

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  [X]  (b)  [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)       [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER               -0-


8.  SHARED VOTING POWER             12,645,394


9.  SOLE DISPOSITIVE POWER          12,645,394


10. SHARED DISPOSITIVE POWER        -0-

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON  12,645,394

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)     [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       39.91%

14. TYPE OF REPORTING PERSON (See Instructions)
       IN

                                  SCHEDULE 13D

     This Amendment No. 4 of Statement on Schedule 13D is the Fourth Amendment Statement for Joseph Teresi. It represents an amendment to the Statement on
Schedule 13D filed on behalf of Joseph Teresi on February 18, 2000.

Item 1.  Security and Issuer

     Common Stock, $.001 par value ("Common Stock") of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 28210 Dorothy Drive, Agoura Hills, CA 91301.

Item 2.  Identity and Background

     This statement is filed by Joseph Teresi ("Mr. Teresi"). Mr. Teresi is the Publisher and Chief Executive Officer of Paisano Publications, Inc., a principal subsidiary of the Company, and a director of the Company. The principal executive office of Paisano Publications, Inc. is the same as the Company.

Item 3.  Source and Amount of Funds or Other Consideration

     On April 14, 2000, Mr. Teresi purchased from the Company 3,356,170 shares of the Company's Common Stock in exchange for forgiveness of certain obligations owed to him by the Company under various promissory notes, pursuant to a transaction approved by the Company's Board of Directors as of April 3, 2000 (the "Teresi Agreement"). The Teresi Agreement is described in full in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2000 and incorporated herein by this reference.

Item 4.  Purpose of Transaction

     The shares have been acquired by Mr. Teresi for investment purposes.

     Mr. Teresi may acquire and/or dispose of additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Teresi to increase or decrease his holdings in the Common Stock may depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of Mr. Teresi and general economic and market conditions.

     In order to help alleviate the Company's cash flow problems, Mr. Teresi purchased on February 9, 2000 an additional 493,827 shares of the Company's Common Stock for $250,000 in cash. Concurrently, the Company's Chairman, John Martin made an identical purchase of 493,827 shares for $250,000 in cash. These shares were sold to Messrs. Teresi and Martin at a 25% discount from market price, market price being determined as the average daily closing price of the Common Stock on the American Stock Exchange over period of 10 consecutive trading days ending on and including February 4, 2000.

     Except as provided for in the Teresi Agreement, Mr. Teresi presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
However, Mr. Teresi may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.   Interest in Securities of Issuer

     (a) As of the date of this report, Mr. Teresi beneficially owns an aggregate of 12,645,394 shares of Common Stock, or approximately 39.91% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). As of the date of this report, John Martin beneficially owns an aggregate of 7,271,214 shares of Common Stock, or approximately 22.95% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares of Common Stock or approximately 4.3% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof) until May 29, 2000. These proxies were granted by Michael T. Purcell (400,000 shares), C. W. Doyle (320,000 shares) and Leon Hatcher (650,000 shares). The shares of Common Stock held by Mr. Martin and Mr. Teresi are subject to a Stockholders' Voting Agreement between themselves, and accordingly Mr. Teresi may be deemed to share voting power for limited purposes with respect to shares of Common Stock beneficially owned by Mr. Martin. Mr. Teresi disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Martin.

     (b) Mr. Teresi holds sole voting and dispositive power with respect to the 12,645,394 shares of Common Stock described as being beneficially owned by him, except in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors. For such matters, Mr. Teresi may share the voting power with Mr. Martin pursuant to the provisions of a Stockholders' Voting Agreement.

     (c) On April 14, 2000 Mr. Teresi acquired the 3,356,170 shares of Common Stock from the Company in exchange for debt forgiveness pursuant to the Teresi Agreement.

    (d)   Not applicable.

Item 7.   Materials to be Filed as Exhibits


Exhibit No.          Description
-----------          -----------
1                    Stockholders' Voting Agreement between John Martin and Joseph  Teresi dated September 23, 1998.  (incorporated by reference to Exhibit 1 to the
                     Schedules 13D, filed October 5, 1998).

2                    Proxy given by Michael T. Purcell covering 800,000 shares of  Newriders common stock (400,000 shares of the Company's  common stock)
                     (incorporated by reference to Exhibit 10.1.21 to the Company's Form S-4 registration statement, filed July 6, 1998).

3                    Proxy given by C.W. Doyle covering 640,000 shares of Newriders common stock (320,000 shares of the Company's common stock) (incorporated  by reference to Exhibit 10.1.22 to the Company's Form S-4 registration statement, filed July 6, 1998).

4                    Proxy given by Leon Hatcher covering 1,300,000 shares of  Newriders common stock (650,000 shares of the Company's  common stock)  (incorporated  by reference to Exhibit 10.1.23 to the Company's Form S-4 registration statement, filed July 6, 1998).

5                    Proposal of Joseph Teresi dated April 3, 2000 (incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K filed with the SEC on April 14, 2000).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April, 24, 2000                       By: /s/ Joseph Teresi
                                                  ------------------------------
                                                      Joseph Teresi